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Contact:       Cynthia M. Ciangio
               (215) 963-6306

For Release:        Immediately
               April 20, 1994

BELL ATLANTIC REPORTS
STRONG FIRST QUARTER 1994 RESULTS


PHILADELPHIA, April 20, 1994 -- Bell Atlantic Corporation (NYSE: BEL) today reported first-quarter earnings of $.89 per share, an increase of 17.1 percent compared with $.76 per share for the first quarter of 1993. After excluding certain items in both periods for comparability, earnings per share increased 12.3 percent in the first quarter of 1994 versus the first quarter of 1993. These results demonstrate the strength of the company's network and wireless businesses, reflecting an increased demand for services and evidence of an improving economy.

First-quarter 1994 reported earnings included an extraordinary charge of $.02 per share for early extinguishment of debt. Reported earnings in the first quarter of 1993 included a charge of $.05 per share for early extinguishment of debt and a net decrease of $.04 per share for previously reported accounting changes. Results for the first quarter of 1993 also should be reduced by $.02 per share to reflect the impact of last year's tax legislation, which did not affect earnings until the third quarter of 1993, and by $.02 per share for the effect in the current quarter of the company's initial investment in Grupo Iusacell, S.A. de C.V. (Iusacell), which was completed on November 30, 1993.

"Our financial results for the first quarter of 1994 reflect the solid fundamentals of our business," said Bell Atlantic Chairman and Chief Executive Officer Raymond W. Smith. "Our network business continues to show strong volume growth, especially evident in the continued demand for our value-added services and ISDN lines to meet customer requirements for increased connectivity and networking solutions.

			           -more-

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"In our wireless business, we reported record growth in the first quarter, bringing Bell Atlantic Mobile's total subscriber base to 1,148,500, an increase of 52.5 percent over the same period last year. We also achieved strong revenue growth in our business systems companies as a result of a number of new major contracts for services.

"Our recently announced increase in the quarterly dividend demonstrates our ongoing confidence in the future of Bell Atlantic and recognizes the strength of our recurring cash flows," said Smith. "We remain confident that we can achieve robust growth and increased competitiveness in our existing core businesses and develop the full potential of our international operations. Our investment in Iusacell in Mexico and our participation in the consortium which was awarded the second cellular license in Italy, the sixth largest economy in the world, are evidence of these opportunities. To support our move into video and entertainment services, we will be opening in July a Digital Production Center, and we are moving forward with our plans to rapidly deploy an advanced technology platform to deliver these products."

Reported net income for the first quarter of 1994 was $389.2 million compared with $329.2 million for the first quarter of 1993, an increase of 18.2 percent. Total operating revenues for the first quarter of 1994 were $3.37 billion, an increase of 6.6 percent compared with $3.16 billion for the same period last year. Revenues, excluding financial services, increased by 7.3 percent over the first quarter of 1993. Wireless revenues, including cellular and paging, were 42.3 percent higher than the first quarter of 1993.

Total operating expenses were $2.62 billion for the first
quarter of 1994, compared with $2.45 billion for the first
quarter of 1993.  Expenses in the first quarter of 1994
included an increase of $48.5 million in depreciation.
Operating cash flow increased 6.1 percent over the first
quarter of 1993.
																				-more-

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In the network services companies, access lines at the end of the quarter totalled 18.8 million, an increase of 483,500 lines, or 2.6 percent higher than at the end of the first quarter of 1993. Business and Centrex access lines increased
4.1 percent and 4.3 percent, respectively, over totals at the end the first quarter of 1993. Total minutes of use grew by
10.9 percent and toll message volumes increased 5.8 percent, compared with the first quarter of 1993.

Bell Atlantic Corporation, based in Philadelphia, is the parent of companies which provide a full array of local exchange telecommunications services in New Jersey, Pennsylvania, Delaware, Maryland, Virginia, West Virginia, and
Washington, D.C. The corporation is at the forefront of developing a variety of new products, including video, entertainment, and information services.

Bell Atlantic also is the parent of one of the nation's largest cellular carriers and has an ownership position in cellular properties internationally. In addition, Bell Atlantic owns an interest in Telecom Corporation of New Zealand and is the parent of companies that provide financial services in the U.S. and business systems services for customer-based information technology throughout the U.S. and internationally.

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							BELL ATLANTIC CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Income (unaudited)
(In millions, except per-share amounts)
                                        Three months ended
                                              March 31

                                         1994          1993*
Operating Revenues
   Communications and Related Services  $3,266.9     3,044.0
   Financial, Real Estate,
     and Other Services                    106.3       119.3

     Total operating revenues            3,373.2     3,163.3

Operating Expenses
   Employee costs, including benefits
     and taxes                           1,047.9       974.0
   Depreciation and amortization           648.6       600.1
   Other                                   927.9       871.7

     Total operating expenses            2,624.4     2,445.8

Operating Income                           748.8       717.5

Other income and expense, net               13.8        33.1
Interest expense, excluding
   Financial Services                      143.5       159.2
Income before provision for income
   taxes, extraordinary item, and
   cumulative effect of changes in
   accounting principles                   619.1       591.4
Provision for income taxes                 223.2       219.2
Income before extraordinary item and
   cumulative effect of changes in
   accounting principles                   395.9       372.2
Extraordinary item -- early extinguishment
   of debt, net of tax                      (6.7)      (23.2)
Cumulative effect of changes in
   accounting principles:
      Income taxes                           --         65.2
      Post-employment benefits, net of tax   --        (85.0)
          Total cumulative effect of
          changes in accounting principles   --        (19.8)

Net Income                            $   389.2   $    329.2



* Restated in the fourth quarter of 1993 to reflect the cumulative effect of the adoption of Statement of Financial
Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits," effective January 1, 1993.

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BELL ATLANTIC CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Income (unaudited) -
continued   (In millions, except per-share amounts)

														                              Three months ended
 	    			                                        March 31

                                               1994     1993*

Per Common Share Amounts
   Income before extraordinary item and
       cumulative effect of changes in
       accounting principles                    $.91      $.85
   Extraordinary item -- early extinguishment
       of debt, net of tax                      (.02)     (.05)
   Cumulative effect of changes in
       accounting principles                     --       (.04)

   Net Income                                   $.89      $.76

Dividends declared per
   common share                                 $.69      $.67

Weighted average number of
   common and equivalent
   shares outstanding                         437.3     435.5




Other Selected Data
                                               March 31
                                           1994      1993

Return on Average Common Equity
            Three months ended             18.5%     19.8%

Total Assets (millions                $29,452.6    $28,882.2

Total Employees                     	   73,700       72,000


* Restated in the fourth quarter of 1993 to reflect the cumulative effect of the adoption of Statement of Financial
Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits," effective January 1, 1993.


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                        BELL ATLANTIC MOBILE

Selected Operating Statistics (unaudited)
(In thousands, except percentages and revenue per subscriber)


                                                March 31

                                         1994      1993    Percent Change

Total Owned POPs(1)                      34,841    35,071      (.7)

Controlled MSA POPs(1)                   27,516    27,883     (1.3)

Controlled RSA POPs(1)                    3,652     3,539       3.2

Subscribers in Controlled Markets       1,063.5     700.8      51.8

Controlled Penetration(1)                  3.41%     2.23%     52.9

Total Subscribers(2)(3)                 1,148.5     753.0      52.5

First-Quarter Cellular Operations
   Revenue                             $233,242   $162,728     43.3

First-Quarter Cellular Operations Revenue
   per Subscriber per Month(2)              $71       $75     (5.3)


Uncollectibles for the quarter ended March 31, 1994, were less than 2 percent of total revenue, and average monthly churn for the quarter was less than 2 percent of the total customer base
(as defined in footnote #3).

1 The source for the 1994 population data is different than the source for 1993.

2 Includes customers from reseller operation.

3 1994 subscribers include approximately 2,600 customers acquired through RSA purchases.